

Mail Stop 4546

September 15, 2016

James R. Belardi
Chairman and Chief Executive Officer
Athene Holding Ltd.
96 Pitts Bay Road
Pembroke, HM08, Bermuda

>   **Re: Athene Holding Ltd.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 1, 2016**
>   **File No. 333-211243**

Dear Mr. Belardi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2016 letter.

Compensation of Executive Officers and Directors
2015 Compensation Decisions, page 225

1. We note your response to our prior comment 3 as well as the tabular disclosure that now appears on page 226 of the amended prospectus. For each performance measurement that is based on metrics derived from your financial statements, including, without limitation, operating income and return on equity, please disclose the threshold, target, and maximum amounts, as applicable, and the actual results achieved by the company. In the alternative, please provide us with your analysis as to why you believe you are not required to disclose this information. For guidance, see Question 118.04 of the Compliance and Disclosure Interpretations for Regulation S-K.

<u>2015 Grants of Athene Plan-Based Awards Table, page 229</u>

2. Please tell us why you have not reported the grant date fair value of the annual incentive plan awards within the table. We note that the grant date for the award appears to be December 10, 2015.

  You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any other questions.

        Sincerely,

        /s/ Erin K. Jaskot, *for*

        Suzanne Hayes
        Assistant Director
        Office of Healthcare and Insurance

cc: Samir Gandhi
   Sidley Austin LLP